UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2020 (Report no. 1)

Commission File Number: 000-30820

TIKCRO TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

38 Hanasi Weizmann, Hadera 3842247, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

Inability to timely file Annual Report on Form 20-F for the year ended December 31, 2019 (the “Form 20-F”) due to circumstances related to COVID-19

Tikcro Technologies Ltd. (the “Company”) will be unable to file its Form 20-F by the original deadline of April 30, 2020, due to circumstances related to COVID-19. The Company has been following the guidelines of the Israeli government to minimize the risk of exposure of its team members to the novel coronavirus. As a result, the Company’s personnel, advisors and contractors have been working remotely since the outbreak began in Israel, and we were unable to adequately coordinate and complete matters pertaining to the Form 20-F in a timely manner.

On March 25, 2020, the U.S. Securities and Exchange Commission issued an order under Section 36 (Release No. 34-88465) of the Securities Exchange Act of 1934, as amended, which provides conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the novel coronavirus outbreak (the “SEC Order”). The Company is relying on the SEC Order to extend the filing date of the Form 20-F and estimates that it will be able to file the Form 20-F on or about June 1, 2020, which is within the additional 45-day period from the original due date provided for in the SEC Order.

In light of the current COVID-19 pandemic, the Company provides the following risk factor explaining the impact of COVID-19 on its operations:

The COVID-19 pandemic may materially affect our company.

In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. The COVID-19 pandemic is affecting global economies and may affect our operations. It is causing disruptions for significantly all of our business partners, suppliers, contractors and advisors. Additionally, while the potential economic impact caused by, and the duration of, the COVID-19 pandemic are difficult to assess or predict, the impact of the COVID-19 pandemic on the global financial markets may change the demand and business priorities in major industries, and it may reduce our ability to access capital, which could negatively impact our long-term liquidity. The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change. We do not yet know the full extent of potential impacts on our operations, financing and reporting. However, these effects could have a material impact on our liquidity and capital resources, as well as on our ability to report timely to our investors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIKCRO TECHNOLOGIES LTD.

	By:	/s/ Aviv Boim
Date: April 28, 2020		Chief Executive Officer